The sole share transfer described in this press release involves securities of a Japanese company. The sole share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

AIFUL Corporation

Press Release

May 19, 2025

Notice Regarding Transition to

a Holding Company Structure Through Sole Share Transfer

AIFUL CORPORATION (President & CEO: Mitsuhide Fukuda; hereinafter "the Company”) hereby announces that, at the Board of Directors meeting held today, it resolved to transition to a holding company structure by establishing Muninova Holdings Inc. (hereinafter, the “Holding Company”), which will be a wholly owning parent company, through a sole share transfer (hereinafter, the “Share Transfer”), with an effective date of April 1, 2026 (scheduled), subject to obtaining approval at the Annual General Meeting of Shareholders scheduled for June 24, 2025, and completing the necessary procedures. As this Share Transfer is a sole share transfer conducted by a listed company, certain disclosure items and details have been partially omitted.

1.	Background and Purpose of the Transition to a Holding Company Structure Through Sole Share Transfer

The AIFUL Group is committed to enhancing its services across the Group to support customers’ sound consumption and business activities and to help them achieve a “For Colorful Life.” society where each person can play an active role.

In the non-bank sector surrounding the AIFUL Group, loan receivables have continued to increase, backed by strong funding demand. On the other hand, rising financial and personnel costs due to inflation are creating a need to review the existing loan-centered business model and profit structure.

Against this backdrop, the AIFUL Group is working to enhance profitability, particularly focusing on its four core businesses (unsecured consumer loans, small business loans, credit guarantees, and installment sales finance), with the goal of strengthening competitiveness going forward. Leveraging the profits generated from these businesses, the Group aims to expand group profit levels and diversify its operations through M&A as a growth driver, targeting an ROE of over 15% and ordinary profit of 100 billion yen.

Based on these circumstances, the Company has determined that it is desirable to transition to a pure holding company structure to further strengthen group governance functions. With the Holding Company managing and supervising from a cross-group perspective, we will aim to build a new business model with a proper balance, without over-reliance on current core businesses, and to maximize group-wide synergies. Furthermore, by clearly defining authority and responsibility at each group company and promoting autonomous management, we aim to enhance the overall competitiveness of the Group.

Under the new structure, the Holding Company will lead the M&A strategy to promote business diversification, accelerating the transformation of the Group into a company that goes beyond the traditional non-bank sector.

As a result of the Share Transfer, the Company will become a wholly owned subsidiary of the Holding Company, and the Company’s shares will be delisted. However, the Holding Company plans to apply for listing on the Prime Market of the Tokyo Stock Exchange, with the scheduled listing date being April 1, 2026, which is also the scheduled date of the Holding Company’s incorporation registration (effective date of the Share Transfer), however, this may differ depending on the assessment by the Tokyo Stock Exchange’s review.

2.	Procedures for Transitioning to a Holding Company Structure

After the establishment of the Holding Company, the Company’s subsidiaries and other affiliates are scheduled to be reorganized as subsidiaries of the Holding Company.

3.	Summary of the Share Transfer (1) Schedule of the Share Transfer
March 31, 2025 (Mon):	Record date for Annual General Meeting of Shareholders
May 19, 2025 (Mon):	Board of Directors meeting for the approval of the share transfer plan
June 24, 2025 (Tue, scheduled):	Annual General Meeting of Shareholders for the approval of the share transfer plan
March 30, 2026 (Mon, scheduled):	Delisting of the Company’s shares
April 1, 2026 (Wed, scheduled):	Incorporation registration of the Holding Company (effective date)
April 1, 2026 (Wed, scheduled):	Stock listing date of the Holding Company

However, the above schedule may change if necessary for the progress of the procedures for the Share Transfer or for any other reason.

(2) Method of the Share Transfer

This is a sole share transfer with the Company as the wholly owned subsidiary resulting from the share transfer and the Holding Company as the wholly owning parent company established through the share transfer.

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(3) Details of the Share Allocation (Share Transfer Ratio)

Company Name	Muninova Holdings Inc. (Wholly Owning Parent)	AIFUL CORPORATION (Wholly Owned Subsidiary)
Share Transfer Ratio	１	１

(a)	Share Transfer Ratio

Immediately prior to the effective date of the Share Transfer, shareholders of the Company will receive one share of the Holding Company’s common stock for each share of the Company’s common stock they hold.

(b)	Number of Shares per Unit The Holding Company will adopt the unit share system, with 100 shares per unit.

(c)	Basis for Calculating Share Transfer Ratio
Since the Share Transfer will establish one wholly owning parent company solely through the Company’s share transfer, all shares of the Holding Company will be allocated exclusively to the shareholders of the Company immediately prior to the effective date. Giving first priority to avoiding any disadvantage to shareholders and considering that there will be no change in shareholder composition before and after the Share Transfer, the allocation will be one share of the Holding Company’s common stock for each share of the Company’s common stock held.

(d)	Results, Methods, and the Basis of Calculation of the Valuation Report by Third-Party Institutions
For the reasons above in (c), no third-party valuation of the share transfer ratio has been conducted.

(e)	Number of New Shares to be Issued (scheduled)
484,620,136 shares of common stock (scheduled)
This number is based on the total number of issued shares of the Company as of March 31, 2025. However, if the total number of issued shares of the Company changes prior to the effective date of the Share Transfer, the number of new shares to be issued by the Holding Company will also change accordingly.

(4) Matters Regarding Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Share Transfer
The Company has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5) Matters Related to Application for Listing of the Holding Company

The Company plans to apply for listing of the newly established Holding Company’s shares on the Prime Market of the Tokyo Stock Exchange, with the scheduled listing date being April 1, 2026. The Company’s shares will be delisted on March 30, 2026, prior to the Holding Company’s listing, as the Company will become a wholly owned subsidiary of the Holding Company as a result of the Share Transfer. The delisting date may change depending on the Tokyo Stock Exchange’s regulations.

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4.	Overview of the Company Involved in the Share Transfer (as of March 31, 2025)

(1) Company name	AIFUL CORPORATION
(2) Location	381-1 Takasago-cho, Gojo-agaru, Karasuma-dori, Shimogyo-ku, Kyoto City, Kyoto
(3) Representative name and title	Mitsuhide Fukuda, President and Chief executive officer
(4) Business description	Consumer finance business, Small business loan business, Credit guarantee business
(5) Capital	94,028 million yen
(6) Date of establishment	February 1978
(7) Number of shares issued	484,620,136 shares
(8) Fiscal year-end	March 31
(9) Major shareholders and ownership ratios (Total shares held to total number of shares issued (excluding treasury stock)	AMG Co., Ltd.		19.80%
	Mitsuhide Fukuda		12.99%
	The Master Trust Bank of Japan, Ltd. (trust account)		8.97%
	Marutaka Co., Ltd.		5.13%
	JP MORGAN CHASE BANK 385632		4.35%
	MSIP CLIENT SECURITIES		3.08%
	Custody Bank of Japan, Ltd. (trust account)		2.27%
	MSCO CUSTOMER SECURITIES		1.44%
	MLI FOR CLIENT GENERAL OMNI NON COLLATERAL NON TREATY-PB		1.26%
	AIFUL CORPORATION		-
(10) Operating results and financial condition for the most-recent three fiscal years (millions of yen)
Fiscal Year	FY2023/3	FY2024/3	FY2025/3
Consolidated net assets	179,593	201,412	221,396
Consolidated total assets	1,070,485	1,266,374	1,448,451
Consolidated net assets per share (yen)	364.01	409.04	455.12
Consolidated operating revenue	144,152	163,109	189,054
Consolidated operating profit	23,724	21,064	25,302
Consolidated ordinary profit	24,428	22,067	26,817
Profit attributable to owners of the parent	22,343	21,818	22,516
Consolidated net income per share (yen)	46.19	45.10	46.91

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5. Overview of the New Company to be Established Through the Share Transfer (Scheduled)

(1) Company name	Muninova Holdings Inc.
(2) Location	381-1 Takasago-cho, Gojo-agaru, Karasuma-dori, Shimogyo-ku, Kyoto City, Kyoto
(3) Representative name and title	Mitsuhide Fukuda, President and Chief executive officer
(4) Business description	Management of group companies and related operations
(5) Capital	2,000 million yen
(6) Date of establishment	April 1, 2026
(7) Number of shares issued	484,620,136 shares
(8) Fiscal year-end	March 31
(9) Net Assets	Undetermined
(10) Total Assets	Undetermined

6. Outline of Accounting Treatment

The Share Transfer will be accounted for as a “transaction under common control” under corporate accounting, and therefore it will have no impact on profit or loss. No goodwill is expected to result from this Share Transfer.

7. Future Outlook

Following the Share Transfer, the Company will become a wholly owned subsidiary of the Holding Company. As a result, the Company’s performance will be reflected in the consolidated performance of the Holding Company. The impact of this Share Transfer on performance is expected to be minor.

(Reference)

(millions of yen)

	Consolidated operating revenue	Consolidated operating profit	Profit attributable to owners of parent
FY2026/3 Forecast	210,700	29,500	23,800
FY2025/3 Actual	189,054	25,302	22,516

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